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410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

February 3, 2016	NR 02 - 2016

Avrupa announces new Sesmarias results, Alvalade JV, Portugal

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Results confirm and expand massive sulfide lens

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Geophysical work suggests potential extension to NW

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More drilling planned to extend sulfide lens, discover new lenses

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce results from exploration drilling at the Sesmarias target area within the Alvalade Joint Venture in the Pyrite Belt of south Portugal.  The joint venture is presently operated by Avrupa Minerals and funded by partner Colt Resources (see AVU news release of September 3, 2015).  In this new phase of drilling, the partners plan to drill 5,000 to 6,000 meters in the general area of the Sesmarias copper-zinc discovery announced by Avrupa in February 2014.

Analytical results from four diamond drill holes completed in late 2015 in the area of previously-drilled SES010 (58 meters @ 0.32% Cu, 0.61% Pb, 1.95% Zn, 0.45 g/t Au, 25 g/t Ag) confirm and extend the massive sulfide lens to a present length of 300 meters with a 35-40 meter thickness.  The lens is open to the northwest and down dip to the northeast.  Following are the results from the recent drilling.

Drill hole ID	From (m)	To (m)	Intercept (m)	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Ag (ppm)
SES019	263.50	315.20	51.70	0.44	0.75	2.71	0.40	17.35
including	264.15	299.05	34.90	0.40	0.99	3.46	0.38	20.67
and including	280.45	290.95	10.50	0.36	1.71	5.18	0.37	21.71
SES020	277.85	287.55	9.70	0.25	0.57	0.99	0.47	24.70
	297.70	319.95	22.25	0.55	0.59	0.66	0.53	20.54
	325.00	334.10	9.10	0.32	0.14	0.52	0.68	11.31
	337.85	356.65	18.80	0.33	0.14	0.64	0.26	6.40
SES021	262.85	277.65	14.80	0.36	0.29	0.40	0.43	9.82
SES022	323.90	376.00	52.10	0.43	0.49	0.98	0.62	17.31

Table 1.  New drill intercepts from the SES010 lens at Sesmarias

Results from recently-completed downhole geophysics, utilizing the “mise-a-la-masse” (MALM) method, combined with historic ground magnetics data, suggest that the sulfide lens may continue another 300 meters or more to the northwest from SES022.  Future drilling will be completed to test this target area.

SESMARIAS VMS TARGET, ALVALADE JV
N
HIGH MAGNETICS ANOMALY
MALM CONDUCTOR
SES022
SES020
SES019
SES010
SES021
Legend
SES_Faults
PQ_Sesmarias
VS_Sesmarias
FG_Sesmarias
VST_Sesmarias
0 0.05 0.1 0.2 0.3 0.4
Kilometers
550800
551000
551200
551400
551600
551800
552000
4204600
4204400
4204200
4204000
4203800
4203600
4203400
4203200
4203000
4202800

Figure 1.  Location of drill holes with reported results.  The mise-à-la-masse (MALM) conductor extends 300 meters to the northwest past SES022, to the end of the survey.  The coincident magnetics anomaly extends for another 200 meters beyond the MALM conductor.  Drill logging followed by re-interpretation of the subsurface geology suggests potential for finding more VMS mineralization under Tertiary and Paleozoic cover rocks, along the geophysical anomalies shown in this figure.

As at the nearby Aljustrel Mine (22 km SE) and at the past-producing Lousal Mine (7 km NW), it is usual for Iberian Pyrite Belt deposits to consist of multiple lenses of massive sulfide mineralization, some of which may be richer in base metals.  Planned drilling in the Sesmarias area will also be directed towards the discovery of additional lenses, with the goal of finding an economic metals deposit.

Paul W. Kuhn, President and CEO of Avrupa Minerals, commented, “We are pleased with the progress of drilling at Sesmarias as we have confirmed the presence of a significant mineralizing system there.  As we better understand the geology and structure of the Sesmarias area, we continue to delineate attractive drill targets in the hunt for higher grade copper- and zinc-bearing massive sulfide lenses.”

Notes on analytical methods and quality control.

The drill core was transported by Company personnel from the drill sites to a nearby secure storage facility for logging and sampling.  The sample intervals were one meter, unless visual inspection of the core indicated that a slightly different interval was necessary to preserve continuity of mineralization and rock type for analysis.  One half of the core was collected and sent to the geochemical laboratory, while the remaining half of the core was retained in the core boxes for future reference.

All samples were sent by courier or transported by Company personnel to the ALS Minerals sample preparation facility in Seville, Spain.  ALS shipped the prepped material to their main European analytical laboratory located in Loughrea, Ireland.  The samples were analysed by ICP methods for copper, lead, zinc, and silver, and by fire assay with an AAS finish for gold.

In addition to ALS Minerals quality assurance/quality control (QA/QC) of all work orders, the Joint Venture conducted its own standard, internal QA/QC from results generated by the systematic inclusion of certified reference materials, blank samples, and field duplicate samples. The analytical results from the quality control samples in the Sesmarias work orders have been evaluated, and conform to industry best-practice standards.

Colt Resources Inc. (www.coltresources.com) is a Canadian minerals exploration and development company engaged in acquiring, exploring, and developing mineral properties with an emphasis on copper, gold and tungsten.  It is currently focused on advanced stage exploration projects in Portugal, where it is one of the largest lease holders of mineral concessions.

Avrupa Minerals Ltd. (www.avrupaminerals.com) is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold related to carbonate sediment-hosted deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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